SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ----------------------

                                     FORM 6-K

                          REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                              Date: November 14, 2003

                          Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                           Doing Business as Rostelecom
                  (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                     (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________







     On November 14, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced results for the first nine months of 2003 in accordance with Russian Accounting Standards (RAS). A copy of the press release is attached hereto as Exhibit 99.





                                 SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 14, 2003               By:    /s/ Petr Debrianski
                                             ---------------------------------
                                         Name:  Petr Debrianski
                                         Title: Deputy Finance Director






                             EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      99. English translation of the press release announced results for the first nine months of 2003 in accordance with Russian Accounting Standards (RAS).




                                                                  Exhibit 99



For immediate release                                             ROSTELECOM


            ROSTELECOM REPORTS RAS OPERATING PROFIT INCREASE OF 12.1% FOR THE FIRST NINE MONTHS OF 2003 TO RUR 6,859.6 MILLION

o Revenue for the first nine months 2003 amounted to RUR 20,749.0 million, an increase of 36.7%* versus first nine months 2002. Based on the adjusted** first nine months 2002 number, revenue growth was 10.8% year-on-year;
o   Domestic long-distance traffic*** was up 17.7% year-on-year;
o Outgoing international traffic grew by 5.6%, while incoming international traffic surged 28.6% compared to the first nine months 2002;
o Operating profit for the first nine months 2003 increased by 12.1% to RUR 6,859.6 million, or 15.2% compared to adjusted operating profit for the first nine months 2002;
o Net profit decreased by 2.4% to RUR 4,781.5 million. Excluding the effects of the sale of Sovintel in September 2002 and the restructuring of Rostelecom's debt to the Ministry of Finance in June 2003, net profit increased by 62.3% year-on-year.

     Moscow - November 14, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced results for the first nine months 2003 in accordance with Russian accounting legislation (RAS).

     Domestic long-distance (DLD) traffic for the first nine months 2003 increased by 17.7% to 6,047.6 million minutes. DLD revenues surged year-on-year by 25.3% to RUR 7,952.0 million.

     Outgoing international long-distance (ILD) traffic in the first nine months 2003 grew to 974.6 million minutes, a 5.6% increase over the first nine months 2002. ILD revenues from Russian operators and subscribers declined by 1.8% to RUR 5,851.6 million. The ILD revenue decline was due to changes in the traffic mix toward lower-priced destinations.

     Incoming international traffic surged 28.6% year-on-year to 877.0 million minutes, reflecting Rostelecom's growing market share. Revenues from international operators for telephone traffic termination decreased by 1.0% to RUR 3,034.6 million, due to a reduction in settlement rates.

     Total revenues for the first nine months 2003 totaled RUR 20,749.0 million, an increase of 36.7% year-on-year. Based on the adjusted first nine months 2002 number, revenue growth was 10.8% year-on-year.

__________________________________
* In the fourth quarter 2002, the Company made a decision to apply a new method of accounting for operations with international operators in its RAS financial statements, which takes into account the total amounts of both revenues from, and payments to, international operators. Officially reported first nine months 2002 P&L numbers were not adjusted for the effects of the new method of accounting for operations with international operators.
**For your convenience, this press-release also contains adjusted data that takes into account the new method of accounting for operations with international operators.
*** All traffic data provided in the press-release is preliminary.

     First nine months 2003 operating costs amounted to RUR 13,889.4 million, a 53.2% increase versus the first nine months of 2002. Operating costs, compared to the adjusted first nine months 2002 number, increased by 8.8%.

     The increase in operating costs is primarily explained by the following factors: higher staff costs due to increases in payrolls and redundancy payments, an increase in payments to operators due to increased traffic volume, higher public utility costs, and a rise in insurance costs as Rostelecom insured its production equipment in early 2003.

     Depreciation charges declined by 28.2% to RUR 2,668.7 million as a number of Rostelecom's assets were fully depreciated in the second half of 2002.

     EBITDA**** at RUR 9,528.3 million declined 3.1% year-on-year. Based on the adjusted first nine months 2002 number, the EBITDA decline was 1.5%
year-on-year. This decline reflects the increased operating costs described above.

     Operating profit amounted to RUR 6,859.6 million, an increase of 12.1% year-on-year. Based on the adjusted first nine months 2002 number, operating profit growth was 15.2% year-on-year.

     The result from other operating activities for the first nine months 2003 amounted to RUR (757.9) million compared to RUR 1,600.6 million for the first nine months 2002. Net of the positive impact from the sale of Sovintel reported in the first nine months 2002, the result from other operating activities improved by RUR 667.1 million year-on-year. The improvement is due to growth in interest income and a decrease in interest expense, lower bad debt expense as well as higher gains from the sale of financial instruments.

     The results from other non-sales activities amounted to RUR 260.5 million compared to RUR (1,257.9) million in the first nine months 2002. The improvement reflects the positive RUR 737.6 million effect of the restructuring of Rostelecom's debt to the Ministry of Finance in June 2003 as well as foreign exchange gains.

     Net profit for the first nine months of 2003 decreased by 2.4% year-on-year to RUR 4,781.5 million. Excluding the effects of the sale of Sovintel in September 2002 and the restructuring of Rostelecom's debt to the Ministry of Finance in June 2003, net profit increased by 62.3% year-on-year.

__________________________________
**** EBITDA is calculated as total revenues less operating costs excluding depreciation

---------------------------------------------------------------------------
   Profit and Loss Statement, RUR million
---------------------------------------------------------------------------
---------------------------------------------------------------------------
                                         9 mo 02    9 mo 03     Change
                                                                y-o-y, %
---------------------------------------------------------------------------
Revenue                                  15,184.1   20,749.0     36.7%
  Revenue including effects of the new
  method of accounting for operations
  with international operators           18,726.4   20,749.0     10.8%
Operating expenses                       (9,063.8) (13,889.4)    53.2%
  Operating expenses including effects of
  the new method of accounting for      (12,770.0) (13,889.4)     8.8%
  operations with international operators
Depreciation                            (3,717.8)  (2,668.7)    -28.2%
EBITDA                                    9,838.1    9,528.3     -3.1%
  EBITDA including effects of the new
  method of accounting for operations
  with international operators            9,674.2    9,528.3     -1.5%
Operating profit                          6,120.3    6,859.6     12.1%
  Operating profit including effects of
  the new method of accounting for
  operations with international operators 5,956.4    6 859.6     15.2%
Results from other operating activities   1,600.6    (757.9)      n/a
Bad debt expense                          (623.9)    (461.5)    -26.0%
   Income from Sovintel sale              3,025.6       -         n/a
Results from other non-sales activities  (1,257.9)    260.5       n/a
   Income from restructuring of
   obligations to the Ministry of          -          737.6       n/a
   Finance
Profit before tax                         6,463.0    6,362.2     -1.6%
Profit tax                               (1,559.6)  (1,573.0)     0.9%
Extraordinary items                        (2.6)      (7.7)     196.2%
Net profit                                4,900.8    4,781.5     -2.4%
  Net profit excluding effects of
  Sovintel sale and MinFin debt
  restructuring                           2,601.4    4,221.0     62.3%
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Balance Sheet, RUR million
---------------------------------------------------------------------------
                                   31.12.2002   30.09.2003      Change
                                                               y-o-y, %
---------------------------------------------------------------------------
ASSETS
Non-current assets, incl.           22,909.6     22,104.7       -3.5%
Intangible assets                    0.021          0.020       -4.8%
Fixed assets                        17,143.8     15,010.0      -12.4%
Construction in progress            2,863.2       4,554.9       59.1%
Long-term financial investments     2,517.4       2,056.7      -18.3%
Other non-current assets             385.2          483.1       25.4%
Current assets, incl.               18,039.5     19,615.9        8.7%
Inventory                            690.9          836.7       21.1%
VAT on obtained property            1,988.9       2,034.1        2.3%
Accounts receivable                 9,808.8      10,132.0        3.3%
Bad debt provision                  1,956.0       2,370.2       21.2%
Short-term financial investments    4,508.4       4,569.9        1.4%
Cash and cash equivalents           1,042.6       2,043.2       95.6%
---------------------------------------------------------------------------
BALANCE                             40,949.1     41,720.6        1.9%
---------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND
LIABILITIES
Shareholders' equity                19,296.6     23,295.1        20.7%
Liabilities, incl.                  21,652.6     18,425.5       -14.9%
Long-term liabilities               7,291.9       7,959.3         9.2%
Loans due more than in 12 months     847.7        2,717.4       220.6%
   Leasing obligations              6,397.1       5,005.3       -21.8%
Short-term liabilities              14,360.7     10,466.2       -27.1%
Loans due less than in 12 months    3,667.8       1,734.9       -52.7%
   Leasing obligations              2,655.6       1,446.9       -45.5%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
BALANCE                             40,949.1     41,720.6        1.9%
---------------------------------------------------------------------------

For further details please contact:

Anna Kareva
Director for public and investor relations
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S.federal securities laws.